UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.

Press Release dated February 5, 2018 titled “GeoPark Announces Record Certified 2P Oil and Gas Reserves of 159 mmboe Following a 261% Reserve Replacement – with a NPV10 Valuation of $2.3 Billion. In Colombia: 2P Reserves Increased 31% to 88.2 mmboe Equal to a Net Debt-Adjusted Value of $15.8 per Share”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: February 6, 2018

Item 1

FOR IMMEDIATE RELEASE

GEOPARK ANNOUNCES RECORD CERTIFIED 2P OIL AND GAS RESERVES OF 159 MMBOE FOLLOWING A 261% RESERVE REPLACEMENT –

WITH A NPV10 VALUATION OF $2.3 BILLION

IN COLOMBIA: 2P RESERVES INCREASED 31% TO 88.2 MMBOE

EQUAL TO A NET DEBT-ADJUSTED VALUE OF $15.8 PER SHARE

Bogota, Colombia – February 5, 2018 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru, today announced its independent oil and gas reserves assessment, certified by DeGolyer and MacNaughton Corp. (D&M), under PRMS methodology, as of December 31, 2017.

All figures are expressed in US Dollars. Definitions of terms used herein, are provided in the Glossary on page 13.

Year-End 2017 D&M Certified Oil and Gas Reserves and Highlights:

Consolidated Reserves Growth

•	After producing 10.2 million barrels of oil equivalent in 2017, D&M certified reserves are:

o	Net proven developed producing (PDP) reserves increased 47% to 28.5 mmboe

o	Net proven reserves (1P) increased 24% to 97.0 mmboe

o	Net proven and probable reserves (2P) increased 11% to 159.2 mmboe

•	Invested $106 million and increased 1P NPV10 by $430 million

•	Finding & Development (F&D) costs for 2017 remained low at just $3.6 per boe for 1P reserves and $4.0 per boe for 2P reserves

•	2P reserve replacement index (RRI) of 261%

•	New year-end Argentina asset acquisition (with closing targeted for 1Q2018) may add another 12-14 mmboe 2P reserves (uncertified internal estimate)

Colombia Reserves Growth

•	After producing 8.0 million barrels of oil equivalent in Colombia in 2017, D&M certified reserves are:

o	Net PDP reserves increased 89% to 21.6 mmboe

o	Net 1P reserves increased 64% to 66.1 mmboe

o	Net 2P reserves increased 31% to 88.2 mmboe

•	F&D costs were just $2.4 per boe for 1P and $2.8 per boe for 2P reserves

•	2P RRI of 360%

•	Tigana/Jacana oil fields complex certified with 164 mmboe 2P reserves gross, with field delineation continuing

Higher Per-Share Value

•	2017 work and investment program created more value per share:

o	Consolidated net debt-adjusted 2P NPV10 of $29.2 per share

o	Colombia net debt-adjusted 2P NPV10 of $15.8 per share

James F. Park, Chief Executive Officer of GeoPark, said: “Our business is to economically find, develop and produce oil and gas reserves – and the independent reserve certification is the scorecard of how efficiently we invest our capital to continue growing and becoming a more valuable company every year. Our results this year demonstrate that, even following record high oil and gas production, we continue building our Company with record high oil and gas reserves and a record high net asset value. For every barrel produced, we replaced it with almost three proven barrels. And all was paid for from internally generated cash from our own operations – which also had a big increase from the year before. We invested $106 million of our cash flow and were able to increase our proven reserve value by $430 million – taking our total 2P net present value to over $2 billion. Congratulations to the GeoPark team for another successful year of delivering results and value creation – and extending our 15 year track-record of growth across our unique Latin American platform.”

2P Net Reserves Growth (mmboe)

2017 Year-End Reserves Summary

GeoPark engaged D&M to carry out an independent appraisal of reserves as of December 31, 2017, covering 100% of the current assets in Colombia, Chile, Brazil, Peru and Argentina.

Following oil and gas production of 10.2 mmboe in 2017, D&M certified 2P net reserves of 159.2 mmboe (composed of 85% oil and 15% natural gas) as of December 31, 2017. By country, 55% were in Colombia, 21% in Chile, 20% in Peru, 3% in Brazil and 1% in Argentina.

Consolidated Reserve Life Index and Replacement Ratio

Reserves Category	December 2017	December 2016
Consolidated (years)
RLI PDP	2.8	2.4
RLI 1P	9.5	9.5
RLI 2P	15.6	17.4
RLI 3P	23.7	28.6
(percent)
RRR PDP	189%	126%
RRR 1P	284%	187%
RRR 2P	261%	312%
RRR 3P	166%	346%

Reserves Summary by Country and Category

Country	Reserves Category	December 2017 (mmboe)	% Oil	December 2016 (mmboe)	% Change
Colombia	1P	66.1	100%	40.4	64%
	2P	88.2	100%	67.4	31%
	3P	101.7	100%	94.9	7%
Chile	1P	7.9	54%	13.9	-43%
	2P	34.0	40%	38.3	-11%
	3P	66.6	30%	73.2	-9%
Brazil	1P	4.3	2%	5.4	-20%
	2P	4.4	2%	5.6	-21%
	3P	4.6	2%	5.9	-22%
Peru	1P	18.7	100%	18.6	1%
	2P	31.5	100%	31.5	0%
	3P	62.2	100%	60.8	2%
Argentina	1P	0.0	100%	-	-
	2P	1.1	100%	-	-
	3P	6.4	100%	-	-
Total	PDP	28.5	79%	19.4	47%
(D&M Certified)	PDNP	9.5	100%	9.6	-1%
	PUD	59.1	97%	49.3	20%
	1P	97.0	92%	78.3	24%
	2P	159.2	85%	142.8	11%
	3P	241.6	79%	234.8	3%

Analysis by Business Segment

Colombia

After record production of 8.0 mmboe in 2017 (up 40% compared to 2016), GeoPark’s 2P D&M certified reserves increased by 31% to 88.2 mmboe compared to 2016. Net additions of 33.7 mmbbl and 28.8 mmbbl, respectively, of 1P and 2P reserves resulted from the successful exploration, development and appraisal drilling in the Llanos 34 block (GeoPark operated, 45% WI), partially offset by 2017 production.

The table below details GeoPark’s Colombian D&M certified net oil reserves by category as of December 31, 2017, as compared to the previous year:

Reserves Category	December 2017[1] (mmboe)	% Oil	December 2016 (mmboe)	% Change
PDP	21.6	100%	11.4	89%
PUD	44.5	100%	29.0	53%
1P	66.1	100%	40.4	64%
2P	88.2	100%	67.4	31%
3P	101.7	100%	94.9	7%

1P reserves in Colombia represent 75% of 2P D&M certified reserves (vs. 60% in 2016). 2P reserves in Colombia represent 87% of 3P D&M certified reserves (vs. 71% in 2016).

For each barrel of oil extracted in Colombia, 4.2 barrels of 1P reserves were added, resulting in a 1P RRI of 421%. Similarly, 3.6 barrels of 2P reserves were added, resulting in a 2P RRI of 360%. The 1P RLI increased from 7.1 in 2016 to 8.3 years, while 2P RLI decreased slightly from 11.8 to 11.0 years.

As of December 31, 2017, D&M certified 2P gross reserves of 164 mmbbl in the Tigana/Jacana oil fields in the Llanos 34 block, including approximately 50-60 future development drilling locations (2P, gross). The Llanos 34 block represented 94% of GeoPark’s Colombian 2P D&M certified reserves as of December 31, 2017.

GeoPark’s 2018 work program in Colombia is focused on the Llanos 34 block with an expected investment of approximately $90 million, which includes the drilling of 20+ gross wells to continue developing and appraising the Tigana/Jacana oil fields and targeting new exploration prospects within and adjacent to the Llanos 34 block. The program also includes construction of a new flowline and facilities to continue reducing transport and operating costs. These represent low-cost, low-risk, quick cash flow generating projects with high-expected economic returns.

Chile

After producing 1.1 mmboe in 2017, GeoPark’s 2P D&M certified reserves in Chile decreased by 11% to 34.0 mmboe compared to 2016.

____________________
1 Reserves in Colombia are stated after royalties in kind. Before royalties in kind (Company gross), PDP reserves totaled 23.6 mmboe (100% oil), PUD reserves totaled 49.2 mmboe, 1P reserves totaled 72.8 mmboe (100% oil), 2P reserves totaled 92.3 mmboe (100% oil) and 3P reserves totaled 106.2 mmboe (100% oil).

The table below details GeoPark’s Chilean D&M certified net oil and natural gas reserves by category as of December 31, 2017:

Reserves Category	December 2017 (mmboe)	% Oil	December 2016 (mmboe)	% Change
PDP	2.6	32%	2.7	-4%
PUD	5.3	65%	11.2	-52%
1P	7.9	54%	13.9	-43%
2P	34.0	40%	38.3	-11%
3P	66.6	30%	73.2	-9%

The 1P RLI decreased to 7.2 years versus 9.9 years in 2016.

Total 2P and 3P reserves decreased by 11% and 9%, to 34.0 mmboe and 66.6 mmboe, respectively, due to reserve reductions in the Fell block (GeoPark operated, 100% WI). Delays in expected development plans, technical revisions and, to a lesser extent, the impact of oil prices on some marginal fields, explained the fall in reserves.

The Fell block represented 99% of GeoPark’s Chilean 2P D&M certified reserves and consisted of 40% oil and 60% gas, similar to 2016 levels.

GeoPark’s 2018 work program in Chile, with an expected investment of $1-2 million, is focused on business optimization in addition to environmental and unconventional studies in the Fell block.

Brazil

After production of 1.1 mmboe in 2017, GeoPark’s 2P D&M certified reserves in Brazil decreased 21% by the amount produced to 4.4 mmboe compared to 2016.

The table below details GeoPark’s Brazilian D&M certified net natural gas and condensate reserves by category as of December 31, 2017:

Reserves Category	December 2017 (mmboe)	% Condensate	December 2016 (mmboe)	% Change
PDP	4.3	2%	5.4	-20%
PUD	0.0	0%	0.0	0%
1P	4.3	2%	5.4	-20%
2P	4.4	2%	5.6	-21%
3P	4.6	2%	5.9	-22%

The 2P RLI decreased to 4.0 years compared to 5.2 years in 2016.

The Manati Field (GeoPark non-operated, 10% WI) represented 100% of GeoPark’s Brazilian D&M certified reserves and is 98% gas.

GeoPark’s 2018 work program in Brazil, with an expected investment of $3-4 million, is focused on exploration drilling in the Reconcavo and Potiguar onshore blocks (GeoPark operated, 70 and 100% WI, respectively). The work program includes two shallow exploration wells and seismic studies.

Peru

In December 2016, the Peruvian Government approved an agreement with Petróleos del Perú S.A. (“Petroperu”) for GeoPark to acquire an interest in and operate the Morona block (GeoPark operated, 75% WI), located in northern Peru covering an area of 1.9 million acres in the Marañon basin. The Morona block contains the Situche Central oil field, which has been delineated by two wells (which tested approximately 2,400 and 5,200 bopd) and by 3D seismic.

The table below details GeoPark’s Peruvian D&M certified net oil reserves by category as of December 31, 2017:

Reserves Category	December 2017 (mmboe)	% Oil	December 2016 (mmboe)	% Change
PDNP	9.5	100%	9.6	-1%
PUD	9.2	100%	9.0	2%
1P	18.7	100%	18.6	1%
2P	31.5	100%	31.5	0%
3P	62.2	100%	60.8	2%

GeoPark’s 2018 work program in Peru, with an estimated investment of $6-9 million is focused on environmental impact studies and preliminary engineering works and facilities in the Morona block, with the goal of producing by the end of 2019.

Argentina

In August 2017, GeoPark announced successful drilling results in CN-V block (GeoPark operated, 50% WI), that resulted in the discovery of the Rio Grande Oeste oil field. During 4Q2017, GeoPark initiated a long-term test in the Rio Grande Oeste 1 exploration well.

The table below details GeoPark’s D&M certified net oil reserves in CN-V block by category as of December 31, 2017:

Reserves Category	December 2017 (mmboe)	% Oil	December 2016 (mmboe)	% Change
PDP	0.0	100%	-	-
PUD	0.0	100%	-	-
1P	0.0	100%	-	-
2P	1.1	100%	-	-
3P	6.4	100%	-	-

GeoPark’s 2018 organic work program in Argentina, with an expected investment of $5-8 million, is focused on continued exploration drilling with one exploration well in CN-V block and six gross exploration wells in Sierra del Nevado and Puelen blocks (GeoPark non-operated, 18% WI).

Argentina Acquisition (uncertified internal estimates)

On December 18, 2017, GeoPark executed an asset purchase agreement with Pluspetrol to acquire Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina (referenced in this document as “Argentina acquisition”). Closing of the transaction is expected in the first quarter of 2018.

The table below details internal GeoPark estimates by category of net oil and gas reserves corresponding to the pending acquisition as of December 31, 2017:

Reserves Category	December 2017 (mmboe)	% Oil
2P	12.0-14.0	40%
3P	18.0-20.0	30%

The blocks are currently producing 2,700 boepd (70% light oil and 30% gas), and in addition to 2P and 3P reserves included in the table above, GeoPark estimates exploration resources of 15-30 mmboe.

D&M Net Certified Reserves Change by Country

The following table shows the net change in 2P net reserves by country from December 31, 2016 to December 31, 2017:

(mmboe)	Colombia	Chile	Brazil	Peru	Argentina	Total
2P Net Reserves as of Dec. 31, 2016	67.4	38.3	5.6	31.5	-	142.8
Production 2017	-8.0	-1.1	-1.1	-	-	-10.2
Net Change	28.8	-3.2	-0.1	-	1.1	26.6
Acquisitions	-	-	-	-	-	-
2P Net Reserves as of Dec. 31, 2017	88.2	34.0	4.4	31.5	1.1	159.2

Net Present Value Summary

The table below details D&M certified NPV10 by country and by category of reserves as of December 31, 2017 as compared to 2016:

Country	Reserves Category	NPV10 2017	NPV10 2016
		($ mm)	($ mm)
Colombia	1P	1,123	642
	2P	1,393	1,006
	3P	1,588	1,371
Chile	1P	120	157
	2P	417	399
	3P	707	679
Brazil	1P	76	78
	2P	78	81
	3P	82	85
Peru	1P	230	242
	2P	395	401
	3P	773	773
Argentina	1P	1	-
	2P	7	-
	3P	90	-
Total	1P	1,549	1,119
(D&M Certified)	2P	2,291	1,887
	3P	3,240	2,908

Lower Oil Price Forecast

Brent oil prices average $65 per barrel over the next five years in the 2017 D&M report, as detailed in the table below. That is 8% below 2016 prices, and in spite of the reduction, the NPV10 of 1P, 2P and 3P all increased in value compared to 2016.

Brent Oil Price ($/bbl)	2018	2019	2020	2021	2022	2023	2024-2026

2017 Reserves Report	60.0	62.0	65.0	68.1	71.6	74.3	78.1-84.6
2016 Reserves Report	62.6	66.7	71.9	74.7	77.6	79.9	82.2-86.2

After 2026, Brent oil prices in the 2017 D&M report grow 2% per year.

Total D&M Certified Future Net Revenue (Actual and Discounted)

The table below sets forth the D&M best estimate of GeoPark’s future net revenue (both actual and discounted at a 10% rate) and its unit value per boe, by country and by category of certified reserves as of December 31, 2017:

($ mm)	Oil and Gas Revenues	Royalties	Operating Costs	Future Development Capital and Abandonment Costs	Income Tax	Future Net Revenue after tax	Future Net Revenue after tax discounted at 10%	Unit Value after tax discounted at 10% ($/boe)
Colombia[2]
1P	3,343	302	374	187	811	1,669	1,123	17
2P	4,579	644	472	241	1,058	2,164	1,393	16
3P	5,353	791	512	271	1,244	2,535	1,588	16
Chile
1P	365	16	129	58	6	156	120	15
2P	1,526	64	397	267	103	695	417	12
3P	2,840	114	672	492	220	1,342	707	11
Brazil
1P	169	18	40	8	12	91	76	18
2P	173	19	40	8	12	94	78	18
3P	182	20	40	8	14	100	82	18
Peru
1P	1,491	78	412	236	233	532	230	12
2P	2,598	149	585	428	440	996	395	13
3P	5,297	397	989	858	933	2,120	773	12
Argentina
1P	2	0	1	0	0	1	1	-
2P	74	11	13	33	3	14	7	6
3P	469	70	49	60	98	192	90	14
Total
1P	5,370	414	956	489	1,062	2,449	1,549	16
2P	8,950	887	1,507	977	1,616	3,963	2,291	14
3P	14,141	1,392	2,262	1,689	2,509	6,289	3,240	13

____________________
2 Oil and gas revenues in Colombia are shown net of earn-out expenses, per IFRS rules, of $124 mm (1P), $159 mm (2P) and $184 mm (3P). D&M reported these expenses as operating costs.

Net Present Value per Share by Country

The table below sets forth GeoPark’s net present value after tax and non-controlling interest, discounted at a 10% rate per share, by country, of 2P reserves as of December 31, 2017 and 2016.

2P NPV10 per share increased by 20% to $34.0, mainly due to a 31% increase in 2P reserves in Colombia. As a result, net debt adjusted 2P NPV10 per share increased by 24% to $29.2 from $23.6 in 2016.

2017 Net Present Value per Share	Colombia	Chile	Brazil	Peru	Argentina	Total
2P NPV10 2017 ($ mm)	1,393	417	78	395	7	2,291
Non-controlling Interest[a] ($ mm)	-145	-83	-	-	-	-228
Subtotal ($ mm)	1,248	334	78	395	7	2,063
Shares Outstanding (mm)	60.6	60.6	60.6	60.6	60.6	60.6
($/Share)	20.6	5.5	1.3	6.5	0.1	34.0

2016 Net Present Value per Share	Colombia	Chile	Brazil	Peru	Argentina	Total
2P NPV10 2016 ($ mm)	1,006	399	81	401	-	1,887
Non-controlling Interest[a] ($ mm)	-104	-80	-	-	-	-184
Subtotal ($ mm)	902	319	81	401	-	1,703
Shares Outstanding (mm)	60	60	60	60	-	60
($/share)	15.0	5.4	1.4	6.7	-	28.4

Net Debt Adjusted 2P NPV10 per Share	Total 2017	Total 2016	% Change
2P NPV10 ($ mm)	2,291	1,887
Non-controlling Interest[a] ($ mm)	-228	-184
Subtotal ($ mm)	2,063	1,703
Shares Outstanding (mm)	60.6	60.0
($/share)	34.0	28.4	20%
Net Debtb/Share ($/share)	-4.8	-4.8
Net Debt Adjusted 2P NPV10 /Share ($/share)	29.2	23.6	24%

a)	Non-controlling interest refers to LGI participation in Chilean and Colombian subsidiaries. Estimates of LGI non-controlling interest in Colombia are calculated considering an initial 20% stake at the Colombian subsidiary level, but are expected to be reduced to 8% subsequent to LGI recovering its initial investment in accordance with the terms of the existing agreement.

b)	Net debt adjusted 2P NPV10 per share is shown on a consolidated basis. Net debt is calculated considering unaudited financial debt of $426 million, less unaudited $135 million of cash and cash equivalents as of December 31, 2017.

Finding and Development Costs by Reserves Category

The table below sets forth the calculation of F&D costs as of December 31, 2017:

	December 31, 2017
	1P	2P	Colombia 1P	Colombia 2P
Capital Expenditures (unaudited) ($ mm)	106	106	80	80
Reserve Additions (mmboe)	28.9	26.6	33.7	28.8
F&D Costs ($/boe)	3.6	4.0	2.4	2.8

OTHER NEWS / RECENT EVENTS

Reporting Date for 4Q2017 Results Release, Conference Call and Webcast

GeoPark will report its 4Q2017 and Annual 2017 financial results on Wednesday, March 7, 2018 after the market close.

In conjunction with 4Q2017 results press release, GeoPark’s management will host a conference call on March 8, 2017 at 10:00 am (Eastern Standard Time) to discuss these 4Q2017 financial results. To listen to the call, participants can access the webcast located in the Investor Support section of the company’s website at www.geo-park.com.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 6197567

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the company’s website at www.geo-park.com after the conclusion of the live call.

For further information please contact: INVESTORS:
Stacy Steimel – Shareholder Value Director	ssteimel@geo-park.com
Santiago, Chile
T: +562 2242 9600
MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GLOSSARY

1P	Proven Reserves
2P	Proven plus Probable Reserves
3P	Proven plus Probable plus Possible Reserves
boe	Barrels of oil equivalent (6,000 cf gas per bbl of oil equivalent)
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
Certified Reserves	Refers to net reserves independently evaluated by the petroleum consulting firm, DeGolyer and MacNaughton Corp. (“D&M”)
F&D Costs	Finding and development costs, calculated as the unaudited cash flow from investing activities divided by the applicable net reserves additions before changes in Future Development Capital
FD&A Costs	Finding, development and acquisition costs, calculated as the unaudited cash flow from investing activities plus acquisition costs divided by the applicable net reserves additions before changes in Future Development Capital
mboed	Thousands of Barrels of oil equivalent per day
mmboed	Millions of Barrels of oil equivalent per day
mmbbl	Millions of Barrels of oil
mcfpd	Thousands of standard cubic feet per day
mmcfpd	Millions of standard cubic feet per day
NPV10	Net Present Value after tax discounted at 10% rate
PDNP	Proven Developed Non-Producing Reserves
PDP	Proven Developed Producing Reserves
PUD	Proven Undeveloped Reserves
RLI	Reserve Life Index
RRR	Reserve Replacement Ratio
sqkm	Square kilometers
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section of the website at www.geo-park.com

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Gas quantities estimated herein are reserves to be produced from the reservoirs, available to be delivered to the gas pipeline after field separation prior to compression. Gas reserves estimated herein includes fuel gas.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

All evaluations of future net revenue contained in the D&M Reports are after the deduction of cash royalties, development costs, operating expenses, production and profit taxes, fees, earn out payments, well abandonment costs, and country income taxes from the future gross revenue. It should not be assumed that the estimates of future net revenues presented in the tables represent the fair market value of the reserves. The actual production, revenues, taxes and development, and operating expenditures with respect to the reserves associated with the Company's properties may vary, from the information presented herein, and such variations could be material. In addition, there is no assurance that the forecast price and cost assumptions contained in the D&M Report will be attained, and variances could be material.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters including 2018 work program, NPV10 and NPV10/share estimations, estimated future revenues and oil price forecast. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release. NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.